Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-185153 on Form F-3 of our report dated April 24, 2013 (August 5, 2013 as to the effects of (i) the adoption of the amendments to IAS 19 discussed in Notes 1(b), 19, 25, 27, 28 and 29, (ii) the adoption of IFRS 10, 11 and 12 discussed in Note 1(b), (iii) the discontinued operation discussed in Notes 1(b), 10, 12 and 37, and (iv) the change in segments discussed in Notes 1(b) and 52), relating to the financial statements of Banco Santander, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”) (which report expresses an unqualified opinion and contains an explanatory paragraph relating to the adoption of the amendments to International Accounting Standard (“IAS”) 19) appearing in this Report on Form 6-K of the Group for the year ended December 31, 2012.

Deloitte, S.L.

Madrid, Spain

August 5, 2013